SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)*
Nevada Gold Holdings, Inc. (Name of Issuer)
Common Stock
(Title of Class of Securities)
41267109
(CUSIP Number)
Far East Golden Resources Investment Limited
Suite 1408, 14F, Great Eagle Centre
23 Harbour Road
Wanchai, Hong Kong
Phone: (626) 683-7330

With a copy to:

Adam S. Gottbetter, Esq.
Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY  10022
Phone:  (212) 400-6900
Facsimile:  (212) 400-6901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41267109
(1) Names of reporting persons Far East Golden Resources Investment Limited
(2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:
(7) Sole Voting Power 60,000,000[1]
(8) Shared Voting Power 0
(9) Sole Dispositive Power 60,000,000[1]
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000[1]
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 88.43%[2]
(14) Type of Reporting Person (See Instructions) CO

1 Includes 30,000,000 shares underlying warrants presently exercisable with an exercise price of $0.10 per share, subject to adjustments in certain circumstances.
2 Based on 37,851,862 shares of common stock of Nevada Gold Holdings, Inc. issued and outstanding.

CUSIP No. 41267109
(1) Names of reporting persons Hybrid Kinetic Group Limited
(2) Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:
(7) Sole Voting Power 60,000,000[3]
(8) Shared Voting Power 0
(9) Sole Dispositive Power 60,000,000[3]
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000[3]
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 88.43%[4]
(14) Type of Reporting Person (See Instructions) CO

3 Hybrid Kinetic Group Limited may be deemed to beneficially own 60,000,000 shares through Far East Golden Resources Investment Limited, its wholly owned subsidiary.  Includes 30,000,000 shares underlying warrants presently exercisable with an exercise price of $0.10 per share, subject to adjustments in certain circumstances.
4 Based on 37,851,862 shares of common stock of Nevada Gold Holdings, Inc. issued and outstanding.

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share (“Common Stock”), of Nevada Gold Holdings, Inc., a Delaware corporation (“NGHI”), whose principal executive offices are located at 1640 Terrace Way, Walnut Creek, CA 94597.

Item 2. Identity and Background

This statement is filed on behalf of Far East Golden Resources Investment Limited, a Hong Kong limited liability company, and Hybrid Kinetic Group Limited, an exempt company incorporated in Bermuda with limited liability (collectively the “Reporting Persons”).  Far East Golden Resources Investment Limited is a wholly owned subsidiary of Hybrid Kinetic Group Limited.

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.  Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

Far East Golden Resources Investment Limited is an investment company.  Hybrid Kinetic Group Limited is engaged in the environmental automotive business.  The Reporting Persons maintain their principal executive offices at Suite 1408, 14F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of the Reporting Persons are listed on Schedule A attached hereto and are incorporated herein by reference.

Sun East LLC, a California limited liability company, owns 30.29% of the issued share capital of Hybrid Kinetic Group Limited and may be deemed to be a controlling person.  Sun East LLC is owned (i) 35% by Yung Yeung, Chairman, Chief Executive Officer and Director of Hybrid Kinetic Group Limited and (ii) 65% by Manwai Ma and Jimmy Wang, as co-trustees for certain trusts established for the benefit of the children of Yung Yeung.  Messrs. Ma and Wang are U.S. citizens.

During the last five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the persons named on Schedule A attached hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 29, 2010, Far East Golden Resources Investment Limited entered into a Subscription Agreement with NGHI, pursuant to which it acquired 30,000,000 units of securities of NGHI (the “PPO Units”) at a purchase price of $0.10 per unit, for an aggregate purchase price of $3,000,000.  Each unit consists of (i) one share of Common Stock and (ii) a warrant representing the right to purchase one share of Common Stock, exercisable for a period of five years at an initial exercise price of $0.10 per share (the “Warrants”).

Far East Golden Resources Investment Limited financed the purchase of the PPO Units from working capital.

Item 4. Purpose of Transaction

The Reporting Persons acquired the PPO Units for investment purposes.

Consistent with their investment purpose, the Reporting Persons will in the future take such actions with respect to their investment in NGHI as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of NGHI through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

In connection with the Subscription Agreement, NGHI has agreed to increase the size of its Board of Directors to seven members, and Far East Golden Resources Investment Limited is entitled to nominate four reasonably qualified candidates to fill the vacancies created thereby.  As of the date hereof, no nominees of Far East Golden Resources Investment Limited have joined NGHI’s Board of Directors.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in:

a.	The acquisition by any person of additional securities of NGHI (other than by exercise of the Warrants), or the disposition of securities of NGHI;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving NGHI or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of NGHI or any of its subsidiaries;

d.	Any change in the present board of directors or management of NGHI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of NGHI;

f.	Any other material change in NGHI’s business or corporate structure;

g.	Changes in NGHI’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NGHI by any person;

h.
Causing a class of securities of NGHI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of NGHI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)–(b)    See Items 7 through 13 of the cover pages.  Except as described in this statement, neither Reporting Person nor, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto has any equity or other ownership interest in NGHI.

(c)           Other than as described in Item 4 above, there have been no other transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A hereto.

(d)           The Reporting Persons do not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of NGHI, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the shares of Common Stock beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities (other than standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement
2	Subscription Agreement, dated as of October 29, 2010, between NGHI and Far East Golden Resources Investment Limited
3	Form of Warrant
4	Form of Registration Rights Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 3, 2010

FAR EAST GOLDEN RESOURCES INVESTMENT LIMITED

/s/ Chunhua Huang
Chunhua Huang, Vice Chairman of the Board

HYBRID KINETIC GROUP LIMITED

/s/ Yeung Yung
Yeung Yung, Chairman of the Board

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF FAR EAST GOLDEN RESOURCES INVESTMENT
LIMITED AND HYBRID KINETIC GROUP LIMITED

The business address of each director and executive officer of Far East Golden Resources Investment Limited (“FEGRI”) and Hybrid Kinetic Group Limited (“Group”) is Suite 1408, 14F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of FEGRI are set forth below:

Name	Present Principal Occupation or Employment	Citizenship
Wing Sang Hui	President and Director of FEGRI. Chief Financial Officer and Secretary of Group.	Hong Kong of China
Chunhua Huang	Vice Chairman of Group and Hybrid Kinetic Motors Corp. Director of FEGRI.	Hong Kong of China
Xiao Chen	Vice President of HK Capital. Director of FEGRI.	China
Zhengshan Li	Vice President of HK Capital. Director of FEGRI.	China
Shengling Zhu	Chairman of Ningbo Meilide Consulting Co. Director of FEGRI.	China

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Group are set forth below:

Name	Present Principal Occupation or Employment	Citizenship
Yung Yeung	Chairman of Group and Hybrid Kinetic Motors Corp.	Hong Kong of China
Chunhua Huang	Vice Chairman of Group and Hybrid Kinetic Motors Corp.	Hong Kong of China
Chuantao Wang	Chief Executive Officer of Group and Hybrid Kinetic Motors Corp. Director of Group.	United States of America
Steve Quan Liu	Chairman of Fortune Venture Holdings Limited. Director of Group.	United States of America
Wing Sang Hui	Chief Financial Officer, Secretary and Director of Group. President of FEGRI.	Hong Kong of China
Shengliang Zhu	Chairman of Ningbo Meilide Consulting Co. Director of Group.	China
Wei Wang	Vice President of Marketing of Hybrid Kinetic Motors Corp. Director of Group.	United States of America
Zhengwei Zhang	Vice President of Product Development of Hybrid Kinetic Motors Corp. Director of Group.	China
Jianguo Xu	Vice President of Procurement of Hybrid Kinetic Motors Corp. Director of Group.	China
Zhengshan Li	Vice President of HK Capital. Director of Group.	China
Shuguang Hong	Vice President of Information Technology System of Hybrid Kinetic Motors Corp. Director of Group.	United States of America
Tim Tingkang Xia	Attorney at Morris, Manning & Martin, LLP. Director of Group.	United States of America
Guobin Zhu	Professor at University of Hong Kong. Director of Group.	China
Bangjie He	Senior Consultant of First Edge Solutions Inc. Director of Group.	China
Johnny Kwok Kit Ting	Accounting Manager of Kuni-Stars Company Limited. Director of Group.	Hong Kong of China
Lee Hing Wong	Director of Uni-rich Electric Limited. Director of Group.	Hong Kong of China
Jian Song	Educator at Tsinghua University. Director of Group.	China